Exhibit 99.10:

RNS Number : 5680Y

Unilever PLC

13 May 2021

APPOINTMENT OF JOINT CORPORATE BROKERS

London, 13 May 2021 - Unilever today announces that it has appointed Morgan Stanley & Co. International plc and Citigroup Global Markets Limited as its joint corporate brokers.

ENDS

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About Unilever

Unilever is one of the world’s leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products, with sales in over 190 countries and products used by 2.5 billion people every day. We have 149,000 employees and generated sales of €50.7 billion in 2020. Over half of our footprint is in developing and emerging markets. We have around 400 brands found in homes all over the world – including iconic global brands like Dove, Lifebuoy, Knorr, Magnum, OMO and Surf; and other brands such as Love Beauty & Planet, Hourglass, Seventh Generation and The Vegetarian Butcher.

Our vision is to be the global leader in sustainable business and to demonstrate how our purpose-led, future-fit business model drives superior performance. We have a long tradition of being a progressive, responsible business. It goes back to the days of our founder William Lever, who launched the world’s first purposeful brand, Sunlight Soap, more than 100 years ago, and it’s at the heart of how we run our company today.

The Unilever Compass, our sustainable business strategy, is set out to help us deliver superior performance and drive sustainable and responsible growth, while:

- improving the health of the planet;

- improving people's health, confidence and wellbeing; and

- contributing to a fairer and more socially inclusive world.

While there is still more to do, we are proud to have been recognised in 2020 as a sector leader in the Dow Jones Sustainability Index and - for the tenth-consecutive year - as the top ranked company in the 2020 GlobeScan/SustainAbility Sustainability Leaders survey.

For more information about Unilever and our brands, please visit www.unilever.com.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates',

'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.